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Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:	REPORTING ISSUER
Falconbridge Limited ("Falconbridge") Ste. 200 - 181 Bay Street, P.O. Box 755, BCE Place Toronto, ON M5J 2T3
ITEM 2:	DATE OF MATERIAL CHANGE
August 17, 2006 and August 26, 2006
ITEM 3:	PRESS RELEASE
Press releases with respect to the material changes referred to in this report were issued on August 17, 2006 and August 26, 2006 by Falconbridge.
ITEM 4:	SUMMARY OF MATERIAL CHANGE

On August 17, 2006, Falconbridge announced that following the acquisition by Xstrata plc ("Xstrata ") of 257,700,100 common shares of Falconbridge (the "Common Shares") pursuant to Xstrata's offer to acquire all Common Shares not already owned by Xstrata (the "Offer") (giving Xstrata ownership of 92.1% of the Common Shares on a fully diluted basis) each of the members of the board of directors resigned at Xstrata's request, with the exception of James Wallace who has agreed to remain as a member of the interim Falconbridge board. The board has been replaced by Xstrata nominees.

On August 26, 2006 Xstrata announced that as at the expiry time of the Offer at midnight (Vancouver time) on Friday, August 25, 2006, an additional 18,637,431 Common Shares had been validly deposited to the Offer. Since the Offer was accepted by holders of more than 90% of the Common Shares, Xstrata will exercise its right under the compulsory acquisition provisions of section 188 of the Business Corporation Act (Ontario) to acquire all outstanding Common Shares not already owned by Xstrata.
ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On August 17, 2006 Falconbridge announced that following the acquisition by Xstrata of 257,700,100 Common Shares (giving Xstrata ownership of 92.1% of the Common Shares on a fully diluted basis) each of the members of the board of directors resigned at Xstrata's request, with the exception of James Wallace who has agreed to remain as a member of the interim Falconbridge board. The board has been replaced by Xstrata nominees Benny Levene, Thras Moraitis, William Ainley, Douglas Knight and James Wallace. Mr. William Ainley will serve as chair of the board.

Falconbridge also announced the departure of Mr. Derek Pannell, former Chief Executive Officer of Falconbridge and Mr. Steve Douglas, former Chief Financial Officer.

Falconbridge also announced that the New York Stock Exchange has notified Falconbridge that the trading of the Common Shares on the New York Stock Exchange would be suspended prior to the commencement of trading on August 18, 2006.

On August 26, 2006, Xstrata announced that as at the expiry time of the Offer at midnight (Vancouver time) on Friday, August 25, 2006, an additional 18,637,431 Common Shares had been validly deposited to the Offer. Xstrata has taken up and accepted for payment all shares tendered, which represent approximately 4.9% of the issued and outstanding Common Shares on a fully diluted basis. Xstrata now beneficially owns 369,101,784 Common Shares or approximately 97.1% of the issued and outstanding Common Shares on a fully diluted basis. Payment will be made to shareholders who tendered their Common Shares before the expiry time on or before August 30, 2006.

Xstrata's offer has now expired. Since the Offer was accepted by holders of more than 90% of the Common Shares, Xstrata will exercise its right under the compulsory acquisition provisions of section 188 of the Business Corporations Act (Ontario) to acquire all outstanding Common Shares not already owned by Xstrata at the same price of $62.50 per Common Share by mailing a formal notice to all remaining Falconbridge shareholders as soon as possible.

The foregoing descriptions of the August 17, 2006 press release and of the August 26, 2006 press release do not purport to be complete and are qualified in their entirety by reference to the full text of the press releases attached as Schedule A and Schedule B hereto, respectively.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
ITEM 7:	OMITTED INFORMATION
Not applicable.

ITEM 8:	SENIOR OFFICER
The following senior officer of Falconbridge is knowledgeable about the material change and this report:
Stephen Young Ste. 200 - 181 Bay Street Toronto, ON M5J 2T3
Fax: (416) 982-7490
ITEM 9:	DATE OF REPORT
August 28, 2006.

FALCONBRIDGE LIMITED
By:	(signed) STEPHEN YOUNG Name: Stephen Young Title: Corporate Secretary

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  Exhibit 99.1